MSU Grant Exhibit:

The number of RSUs that vest will be based on the Company's total stockholder return ("TSR") relative to the performance of the component companies in the NASDAQ Telecommunications Index (the "NASDAQ Telecom Index") measured over a three-year performance period covering fiscal years 2021 through 2023, with one-year (fiscal 2021), two-year (fiscal 2021 and 2022), and three-year (fiscal 2021, 2022, and 2023) performance periods. The TSR for each period will be compared against the period of August 1, 2020 to September 15, 2020. The RSU award will be divided into three equal tranches, with one tranche assigned to each measurement period.

The actual number of shares that vest will be determined by the Compensation Committee after the end of each measurement period based on the relative TSR for the period and will range from 0% to 150% of the target amount for that period. In order to vest in 100% of the target number of RSUs, the Company's TSR must be at the 55th percentile of the NASDAQ Telecom Index for each measurement period.

The actual percentage of shares earned will be determined by the Committee at the end of each year of the MSU Performance Period and will be interpolated on a linear basis for performance between threshold and target for each level of achievement as follows:

Performance Threshold/Target............Shares Earned
0-25th Percentile.......................0% of Target Shares
25th-55th Percentile....................0%-100% of Target Shares
55th-100th Percentile...................100%-150% of Target Shares

Each earned unit converts into one share of common stock on the vesting date.